UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces results of ANP bidding process

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Rio de Janeiro, December 13, 2023 – Petróleo Brasileiro S.A. – Petrobras reports that it has acquired 29 blocks in the Pelotas basin in the 4th Permanent Concession Offer Cycle of the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

Petrobras acquired blocks P-M-1739, P-M-1737 and P-M-1797 in partnership with CNOOC Petroleum Brasil Ltda (CNOOC) and Shell Brasil Petróleo Ltda (Shell). The consortium will have Petrobras as operator, with a 50% stake, in partnership with Shell (30%) and CNOOC (20%).

In partnership with Shell, Petrobras acquired blocks P-M-1277, P-M-1279, P-M-1281, P-M-1361, P-M-1363, P-M-1441, P-M-1443, P-M-1357, P-M-1359, P-M-1439, P-M-1516, P-M-1518, P-M-1595, P-M-1597, P-M-1793, P-M-1795, P-M-1838, P-M-1840, P-M-1520, P-M-1522, P-M-1599, P-M-1674, P-M-1676, P-M-1678, P-M-1743, P-M-1799. The consortium will have Petrobras as operator, with a 70% stake, and Shell with a 30% stake.

The value of the signature bonus to be paid in April 2024 by the company is around R$ 116 million. In addition to the signature bonus, the Minimum Exploratory Program (MEP) to be applied to each block, expressed in Work Units (WUs) - which cover the activity to be carried out during the exploratory activity - was also considered as a criterion for judging the auction.

The table below summarizes the results of Petrobras' participation in the ANP's 4th Permanent Concession Offer Cycle:

Sedimentary Basin	Number of Blocks	Composition of the Consortium	Total Bonus Petrobras share (R$ millions)
Pelotas	3	Petrobras* 50 % Shell 30% CNOOC 20%	8.7
Pelotas	26	Petrobras* 70% Shell 30%	107.6
Total	29	-	116.3

*Operator

The participation in the 4th Cycle of the Permanent Concession Offer is in line with the company's long-term strategy of working in partnership to diversify its portfolio and strengthen Petrobras' profile as the main operator of oil fields located in ultra-deep waters, boosting the recomposition of reserves for the company's future.

Petrobras acted selectively in the auction to ensure the incorporation of almost 20,000 km2.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer